UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 26, 2017

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

This report contains NXP Semiconductors N.V.’s press release dated October 26, 2017 entitled: “NXP Semiconductors Reports Third Quarter 2017 Results”.

Exhibits

1.	Press release dated October 26, 2017 entitled: “NXP Semiconductors Reports Third Quarter 2017 Results”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 26th of October 2017.

NXP Semiconductors N.V.

/s/ P. Kelly
Name: P. Kelly, CFO

NXP Semiconductors Reports Third Quarter 2017 Results

Q3 2017
Revenue	$2.387 billion
GAAP Gross margin	50.9%
GAAP Operating margin	6.8%

Non-GAAP Gross margin	53.7%
Non-GAAP Operating margin	30.8%

EINDHOVEN, The Netherlands, October 26, 2017 – NXP Semiconductors N.V. (NASDAQ: NXPI) today reported financial results for the third quarter ended October 1, 2017.

NXP delivered revenue of $2.39 billion, a decline of 3 percent year on year, and up 8 percent as compared to the prior quarter, with the annual period comparison impacted by the successful divestment of the Standard Products business during the first quarter of 2017. HPMS segment revenue was $2.29 billion, an increase of 9 percent on both a year on year, and on a sequential basis

Within the Automotive group, third quarter revenue was $948 million, up 11 percent year on year. Within the Secure Connected Devices group, third quarter revenue was $713 million, up 20 percent year on year driven by demand for both mobile transaction and general purpose MCU products. In the Secure Interface and Infrastructure group, third quarter revenue was $488 million, up 3 percent year on year, driven by the Interface group, offset primarily by year-on-year declines within the legacy product portfolio of the Digital Networking group. Lastly, in Secure Identification Solutions group, third quarter revenue was $139 million, down 22 percent versus the same period a year ago.

A year ago, NXP announced the transaction with Qualcomm. At the time, we highlighted that the deal at $110 given the benefits to all our shareholders and other stakeholders was a compelling deal for NXP and would close significant strategic gaps in both the Automotive and IOT space. NXP continues to support and recommend the $110 Qualcomm offer for acceptance to NXP shareholders.

“We believe that working together with Qualcomm, given the complimentary product portfolios of the combined company will enable us to better support our customers’ long term requirements in both autonomous driving and secure IoT. We are working diligently with Qualcomm and the various regulators towards a successful close this year. However, at this point the timetable is very tight and there is a possibility for the closing to occur in early 2018,” said Richard Clemmer, NXP Chief Executive Officer.

“In the third quarter, our GAAP operating margin was 6.8 percent, a 20-basis point decline from the third quarter of 2016 due to the divestment of our Standard Products business. Our non-GAAP operating margin was 30.8 percent, representing a 280-basis point improvement compared to the third quarter of 2016 and a 240-basis point improvement sequentially. And finally, due to lower gross debt and cash generation in the quarter, our overall financial leverage was reduced to 1.1x,” said Peter Kelly, NXP Chief Financial Officer.

Summary of Reported Third Quarter 2017 Results ($ millions, unaudited)

	Q3 2017	Q2 2017	Q3 2016	Q - Q	Y - Y
Product Revenue	$2,288	$2,098	$2,419	9%	-5%
Corporate & Other	$99	$104	$50	-5%	98%

Total Revenue	$2,387	$2,202	$2,469	8%	-3%
GAAP Gross Profit	$1,215	$1,083	$1,184	12%	3%
Gross Profit Adjustments (1)	$(68)	$(84)	$(63)
Non-GAAP Gross Profit	$1,283	$1,167	$1,247	10%	3%
GAAP Gross Margin	50.9%	49.2%	48.0%
Non-GAAP Gross Margin	53.7%	53.0%	50.5%
GAAP Operating Income / (Loss)	$163	$50	$174	226%	-6%
Operating Income Adjustments (1)	(572)	(575)	(517)
Non-GAAP Operating Income	$735	$625	$691	18%	6%
GAAP Operating Margin	6.8%	2.3%	7.0%
Non-GAAP Operating Margin	30.8%	28.4%	28.0%

(1)	For an explanation of GAAP to non-GAAP adjustments, please see “Non-GAAP Financial Measures” on page 3 of this release.

Additional Information for the Third Quarter 2017:

•	On October 27, 2016 Qualcomm, Incorporated (NASDAQ: QCOM) and NXP Semiconductors N.V. (NASDAQ: NXPI) announced a definitive agreement, unanimously approved by the boards of directors of both companies, under which Qualcomm will acquire NXP. Under the terms of the definitive agreement, a subsidiary of Qualcomm will commence a tender offer to acquire all the issued and outstanding shares of NXP for $110.00 per share in cash. The tender offer commenced on November 18, 2016.

•	Total gross debt was $6.56 billion, essentially flat on a sequential basis. Cash was $3.06 billion, an increase from the $2.64 billion in the second quarter, resulting in net debt of $3.49 billion, a decline from the $3.91 billion in the second quarter. Trailing twelve months, adjusted EBITDA was $3.12 billion, an increase from $3.07 billion in the second quarter. Financial leverage, defined as net debt divided by trailing twelve months adjusted EBITDA was 1.12x, an improvement from 1.27x in the second quarter.

•	Cash flow from operations was $643 million, an increase from the $441 million in the second quarter. Net capital expenditures on property, plant and equipment was $161 million, an increase from the $96 million in the second quarter. Non-GAAP free cash flow, defined as cash flow from operations, less net capital expenditures on property, plant and equipment was $482 million, an increase from the $345 million in the second quarter.

•	NXP repurchased 19.5 thousand shares for a total cost of $2.1 million. Weighted average number of diluted shares (after deduction of treasury shares) for the three-month period ended October 1, 2017 was 346 million. Due to the pending acquisition by Qualcomm, NXP has suspended its open market share repurchases. Shares are currently only repurchased in relation to employee equity award transactions.

•	Net cash paid for interest was $27 million.

•	Net cash paid for income taxes related to on-going operations was $23 million, with an additional $91 million paid related to the divestment of the Standard Products business, for a total of $114 million.

•	SSMC, NXP’s consolidated joint-venture wafer fab with TSMC, reported third quarter 2017 operating income of $38 million, EBITDA of $52 million and a closing cash balance of $217 million. During the quarter, SSMC paid a previously announced dividend of $228 million.

•	NXP combined wafer-fab utilization averaged 93 percent, as compared to 94 percent in the prior quarter.

•	Working capital metrics inclusive of assets and liabilities held for sale on the balance sheet were:

•	Days of inventory was 99 days, a decline of 4 days sequentially versus the second quarter;

•	Days payable was 86 days, a decline of 7 days sequentially from the second quarter;

•	Days sales was 35 days a decline of 3 days sequentially from the second quarter; and

•	The cash conversion cycle was 48 days, flat on a sequential basis versus the second quarter.

•	Channel inventory held by NXP’s distribution partners was 2.3 months, flat as compared to the second quarter, in line with NXPs long-term channel target of 2.5 months, plus or minus a half month. Reconciling for the divestment of the Standard Products business, sales into the distribution channel were up 17 percent, sales out of the distribution channel were up 15 percent and total distribution channel inventory on a dollar basis was up 10 percent.

Supplemental Information ($ millions, unaudited)

	Q3 2017	Q2 2017	Q3 2016	Q-Q	Y-Y
Automotive	$948	$938	$853	1%	11%
Secure Identification Solutions (SIS)	$139	$134	$178	4%	-22%
Secure Connected Devices (SCD)	$713	$588	$592	21%	20%
Secure Interface & Infrastructure (SI&I)	$488	$438	$476	11%	3%

High Performance Mixed Signal (HPMS)	$2,288	$2,098	$2,099	9%	9%
Standard Products (STDP)	$—	$—	$320	NM	NM

Product Revenue	$2,288	$2,098	$2,419	9%	-5%
Corporate & Other	$99	$104	$50	-5%	98%

Total Revenue	$2,387	$2,202	$2,469	8%	-3%

Guidance and Conference Call

As previously announced, NXP will not hold an earnings call nor provide forward guidance for the fourth quarter of 2017 due to the pending acquisition of NXP by Qualcomm.

Non-GAAP Financial Measures

In managing NXP’s business on a consolidated basis, management develops an annual operating plan, which is approved by our Board of Directors, using non-GAAP financial measures. In measuring performance against this plan, management considers the actual or potential impacts on these non-GAAP financial measures from actions taken to reduce costs with the goal of increasing our gross margin and operating margin and when assessing appropriate levels of research and development efforts. In addition, management relies upon these non-GAAP financial measures when making decisions about product spending, administrative budgets, and other operating expenses. We believe that these non-GAAP financial measures, when coupled with the GAAP results and the reconciliations to corresponding GAAP financial measures, provide a more complete understanding of the Company’s results of operations and the factors and trends affecting NXP’s business. We believe that they enable investors to perform additional comparisons of our operating results, to assess our liquidity and capital position and to analyze financial performance excluding the effect of expenses unrelated to operations, certain non-cash expenses and share-based compensation expense, which may obscure trends in NXP’s underlying performance. This information also enables investors to compare financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management.

These non-GAAP financial measures are provided in addition to, and not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. The presentation of these and other similar items in NXP’s non-GAAP financial results should not be interpreted as implying that these items are non-recurring, infrequent, or unusual. Reconciliations of these non-GAAP measures to the most comparable measures calculated in accordance with GAAP are provided in the financial statements portion of this release in a schedule entitled “Financial Reconciliation of GAAP to non-GAAP Results (unaudited).” Please refer to the NXP Historic Financial Model file found on the Financial Information page of the Investor Relations section of our website at www.nxp.com/investor for additional information related to our rationale for using these non-GAAP financial measures, as well as the impact of these measures on the presentation of NXP’s operations.

In addition to providing financial information on a basis consistent with U.S. generally accepted accounting principles (“GAAP”), NXP also provides the following selected financial measures on a non-GAAP basis: (i) Gross profit, (ii) Gross margin, (iii) Research and development, (iv) Selling, general and administrative, (v) Amortization of acquisition-related intangible assets, (vi) Other income, (vii) Operating income (loss), (viii) Operating margin, (ix) Financial Income (expense), (x) EBITDA, adjusted EBITDA and trailing 12 month adjusted EBITDA, and (xi) non-GAAP free cash flow and free cash flow as a percent of Revenue. The non-GAAP information excludes the amortization of acquisition related intangible assets, the purchase accounting effect on inventory and property, plant and equipment, merger related costs (including integration costs), certain items related to divestitures, share-based compensation expense, restructuring and asset impairment charges, non-cash interest expense on convertible notes, extinguishment of debt, changes in the fair value of the warrant liability prior to January 1, 2016 and foreign exchange gains and losses.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) enables secure connections and infrastructure for a smarter world, advancing solutions that make lives easier, better, and safer. As the world leader in secure connectivity solutions for embedded applications, NXP is driving innovation in the secure connected vehicle, end-to-end security & privacy, and smart connected solutions markets. Built on more than 60 years of combined experience and expertise, the company has approximately 30,000 employees in more than 35 countries and reported revenue of $9.5 billion in 2016. Find out more at www.nxp.com.

Forward-looking Statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions; the ability to successfully introduce new technologies and products; the end-market demand for the goods into which NXP’s products are incorporated; the ability to generate sufficient cash, raise sufficient capital or refinance corporate debt at or before maturity; the ability to meet the combination of corporate debt service, research and development and capital investment requirements; the ability to accurately estimate demand and match manufacturing production capacity accordingly or obtain supplies from third-party producers; the access to production capacity from third-party outsourcing partners; any events that might affect third-party business partners or NXP’s relationship with them; the ability to secure adequate and timely supply of equipment and materials from suppliers; the ability to avoid operational problems and product defects and, if such issues were to arise, to correct them quickly; the ability to form strategic partnerships and joint ventures and to successfully cooperate with alliance partners; the ability to win competitive bid selection processes to develop products for use in customers’ equipment and products; the ability to successfully establish a brand identity; the ability to successfully hire and retain key management and senior product architects, our ability to complete merger and acquisition related activity including risks and uncertainties associated with the pending offer by Qualcomm River Holdings B.V., a wholly owned subsidiary of QUALCOMM Incorporated, to purchase all of NXP’s outstanding common shares; and, the ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and NXP’s business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, NXP’s market segments and product areas may develop. NXP has based these assumptions on information currently available, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While NXP does not know, what impact any such differences may have on its business, if there are such differences, its future results of operations and its financial condition could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our SEC filings are available on our Investor Relations website, www.nxp.com/investor or from the SEC website, www.sec.gov.

For further information, please contact:

Investors:	Media:
Jeff Palmer	Joon Knapen
jeff.palmer@nxp.com	joon.knapen@nxp.com
+1 408 518 5411	+49 151 257 43 299

NXP Semiconductors

Table 1: Condensed consolidated statement of operations (unaudited)

($ in millions except share data)	Three Months Ended
	Oct. 1, 2017	July 2, 2017	Oct. 2, 2016
Revenue	$2,387	$2,202	$2,469
Cost of revenue	(1,172)	(1,119)	(1,285)

Gross profit	1,215	1,083	1,184
Research and development	(392)	(381)	(379)
Selling, general and administrative	(292)	(263)	(270)
Amortization of acquisition-related intangible assets	(363)	(373)	(361)

Total operating expenses	(1,047)	(1,017)	(1,010)
Other income (expense)	(5)	(16)	—

Operating income (loss)	163	50	174
Financial income (expense):
Extinguishment of debt	—	—	(6)
Other financial income (expense)	(76)	(75)	(109)

Income (loss) before taxes	87	(25)	59
Benefit (provision) for income taxes	30	54	44
Results relating to equity-accounted investees	6	34	5

Net income (loss)	123	63	108
Less: Net income (loss) attributable to non-controlling interests	15	14	17

Net income (loss) attributable to stockholders	108	49	91

Earnings per share data:
Net income (loss) per common share attributable to stockholders in $:
Basic	$0.32	$0.15	$0.27
Diluted	$0.31	$0.14	$0.26

Weighted average number of shares of common stock outstanding during the period (in thousands):
Basic	338,586	337,537	335,858
Diluted	346,152	344,983	344,365

NXP Semiconductors

Table 2: Condensed consolidated balance sheet (unaudited)

($ in millions)	As of
	Oct. 1, 2017	July 2, 2017	Oct. 2, 2016
Current assets:
Cash and cash equivalents	$3,065	$2,642	$1,569
Accounts receivable, net	915	915	1,157
Assets held for sale	—	—	1,092
Inventories, net	1,205	1,178	1,141
Other current assets	321	336	244

Total current assets	5,506	5,071	5,203

Non-current assets:
Other non-current assets	862	785	657
Property, plant and equipment, net	2,288	2,306	2,366
Identified intangible assets, net	6,250	6,590	7,656
Goodwill	8,887	8,876	8,910

Total non-current assets	18,287	18,557	19,589

Total assets	23,793	23,628	24,792

Current liabilities:
Accounts payable	1,052	1,068	889
Liabilities held for sale	—	—	182
Restructuring liabilities-current	79	87	159
Accrued liabilities	818	801	712
Short-term debt	754	758	621

Total current liabilities	2,703	2,714	2,563

Non-current liabilities:
Long-term debt	5,802	5,790	8,761
Restructuring liabilities	20	18	28
Deferred tax liabilities	1,325	1,379	1,810
Other non-current liabilities	954	895	876

Total non-current liabilities	8,101	8,082	11,475

Non-controlling interests	174	248	204
Stockholders’ equity	12,815	12,584	10,550

Total equity	12,989	12,832	10,754
Total liabilities and equity	23,793	23,628	24,792

NXP Semiconductors

Table 3: Condensed consolidated statement of cash flows (unaudited)

($ in millions)	Three Months Ended
	Oct. 1, 2017	July 2, 2017	Oct, 2, 2016
Cash Flows from operating activities
Net income (loss)	$123	$63	$108
Adjustments to reconcile net income (loss):
Depreciation and amortization	537	560	526
Stock-based compensation	68	67	77
Excess tax benefits from share-based compensation plans	—	—	(1)
Amortization of discount on debt	10	10	9
Amortization of debt issuance costs	3	3	3
Net gain on sale of assets	—	(14)	—
Loss on extinguishment of debt	—	—	6
Results relating to equity accounted investees	(6)	(3)	(5)
Changes in deferred taxes	(109)	(120)	(64)
Changes in operating assets and liabilities:
(Increase) decrease in receivables and other current assets	3	49	(57)
(Increase) decrease in inventories	(24)	(37)	57
Increase (decrease) in accounts payable and accrued liabilities	36	(137)	50
Decrease (Increase) in other non-current assets	(5)	(2)	(4)
Exchange differences	8	5	4
Other items	(1)	(3)	9

Net cash provided by (used for) operating activities	643	441	718

Cash flows from investing activities:
Purchase of identified intangible assets	(16)	(16)	(9)
Capital expenditures on property, plant and equipment	(162)	(96)	(99)
Proceeds from disposals of property, plant and equipment	1	—	1
Purchase of interests in businesses, net of cash acquired	—	—	(200)

Proceeds from sale of interests in businesses, net of cash divested	14	54	2

Net cash provided by (used for) investing activities	(163)	(58)	(305)

Cash flows from financing activities:
Amounts drawn under the revolving credit facility	—	—	200
Repurchase of long-term debt	—	—	(1,219)
Principal payments on long-term debt	(4)	(4)	(7)
Proceeds from the issuance of long-term debt	—	—	1,509
Cash paid for debt issuance costs	—	—	(12)
Dividends paid to non-controlling interests	(89)		(126)
Cash proceeds from exercise of stock options	36	32	18
Purchase of treasury shares and restricted stock unit withholdings	(2)	(10)	(555)
Excess tax benefits from share-based compensation plans	—	—	1

Net cash provided by (used for) financing activities	(59)	18	(191)

Effect of changes in exchange rates on cash positions	2	3	12

Increase (decrease) in cash and cash equivalents	423	404	234
Cash and cash equivalents at beginning of period	2,642	2,238	1,335

Cash and cash equivalents at end of period	3,065	2,642	1,569

Net cash paid during the period for:
Interest	27	84	57
Income taxes	114	119	19

NXP Semiconductors

Table 4: Reconciliation of GAAP to non-GAAP Segment Results (unaudited)

($ in millions)	Three Months Ended
	Oct. 1, 2017	July 2, 2017	Oct. 2, 2016
High Performance Mixed Signal (HPMS)	2,288	2,098	2,099
Standard Products	—	—	320

Product Revenue	2,288	2,098	2,419
Corporate and Other	99	104	50

Total Revenue	$2,387	$2,202	$2,469

HPMS Revenue	$2,288	$2,098	$2,099
Percent of Total Revenue	95.9%	95.3%	85.0%
HPMS segment GAAP gross profit	1,203	1,066	1,059
PPA effects	(58)	(74)	(63)
Stock based compensation	(7)	(8)	(10)
Merger-related costs	(1)	—	—

HPMS segment non-GAAP gross profit	$1,269	$1,148	$1,132

HPMS segment GAAP gross margin	52.6%	50.8%	50.5%
HPMS segment non-GAAP gross margin	55.5%	54.7%	53.9%
HPMS segment GAAP operating profit	235	94	116
PPA effects	(425)	(453)	(428)
Stock based compensation	(67)	(67)	(72)
Merger-related costs	(3)	(2)	—

HPMS segment non-GAAP operating profit	$730	$616	$616

HPMS segment GAAP operating margin	10.3%	4.5%	5.5%
HPMS segment non-GAAP operating margin	31.9%	29.4%	29.3%
Standard Products Revenue	$—	$—	$320
Percent of Total Revenue	—	—	13.0%
Standard Products segment GAAP gross profit	—	—	123
Other incidentals	—	—	14

Standard Products segment non-GAAP gross profit	$—	$—	$109

Standard Products segment GAAP gross margin	—	—	38.4%
Standard Products segment non-GAAP gross margin	—	—	34.1%
Standard Products segment GAAP operating profit	—	—	85
Stock based compensation	—	—	(4)
Other incidentals	—	—	11

Standard Products segment non-GAAP operating profit	$—	$—	$78

Standard Products segment GAAP operating margin	—	—	26.6%
Standard Products segment non-GAAP operating margin	—	—	24.4%
Corporate and Other Revenue	$99	$104	$50
Percent of Total Revenue	4.1%	4.7%	2.0%
Corporate and Other segment GAAP gross profit	12	17	2
PPA effects	(1)	(2)	(1)
Restructuring	(1)	(1)	(3)
Stock based compensation	—	1	—

Corporate and Other segment non-GAAP gross profit	$14	$19	$6

Corporate and Other segment GAAP gross margin	12.1%	16.3%	4.0%
Corporate and Other segment non-GAAP gross margin	14.1%	18.3%	12.0%
Corporate and Other segment GAAP operating profit	(72)	(44)	(27)
PPA effects	(1)	(2)	(4)
Restructuring	(7)	(2)	(3)
Stock based compensation	(1)	—	(1)
Merger-related costs	(39)	(33)	(14)
Other incidentals	(29)	(16)	(2)

Corporate and Other segment non-GAAP operating profit	$5	$9	$(3)

Corporate and Other segment GAAP operating margin	-72.7%	-42.3%	-54.0%
Corporate and Other segment non-GAAP operating margin	5.1%	8.7%	-6.0%

NXP Semiconductors

Table 5: Financial Reconciliation of GAAP to non-GAAP Results (unaudited)

($ in millions except share data)	Three Months Ended
	Oct. 1, 2017	July 2, 2017	Oct. 2, 2016
Revenue	$2,387	$2,202	$2,469
GAAP Gross profit	$1,215	$1,083	$1,184
PPA effects	(59)	(76)	(64)
Restructuring	(1)	(1)	(3)
Stock Based Compensation	(7)	(7)	(10)
Merger-related costs	(1)	—	—
Other incidentals	—	—	14

Non-GAAP Gross profit	$1,283	$1,167	$1,247

GAAP Gross margin	50.9%	49.2%	48.0%
Non-GAAP Gross margin	53.7%	53.0%	50.5%
GAAP Research and development	$(392)	$(381)	$(379)
Stock based compensation	(30)	(28)	(29)

Non-GAAP Research and development	$(362)	$(353)	$(350)

GAAP Selling, general and administrative	$(292)	$(263)	$(270)
PPA effects	(4)	(6)	(6)
Restructuring	(6)	(1)	—
Stock based compensation	(31)	(32)	(38)
Merger-related costs	(41)	(35)	(14)
Other incidentals	(23)	(1)	(5)

Non-GAAP Selling, general and administrative	$(187)	$(188)	$(207)

GAAP amortization of acquisition-related intangible assets	$(363)	$(373)	$(361)
PPA effects	(363)	(373)	(361)

Non-GAAP amortization of acquisition-related intangible assets	$—	$—	$—

GAAP Other income (expense)	$(5)	$(16)	$—
PPA effects	—	—	(1)
Other incidentals	(6)	(15)	—

Non-GAAP Other income (expense)	$1	$(1)	$1

GAAP Operating income (loss)	$163	$50	$174
PPA effects	(426)	(455)	(432)
Restructuring	(7)	(2)	(3)
Stock based compensation	(68)	(67)	(77)
Merger-related costs	(42)	(35)	(14)
Other incidentals	(29)	(16)	9

Non-GAAP Operating income (loss)	$735	$625	$691

GAAP Operating margin	6.8%	2.3%	7.0%
Non-GAAP Operating margin	30.8%	28.4%	28.0%
GAAP Financial income (expense)	$(76)	$(75)	$(115)
Non-cash interest expense on convertible notes	(11)	(10)	(11)
Foreign exchange gain (loss)	(5)	(3)	(2)
Extinguishment on debt	—	—	(6)
Other financial expense	(3)	(3)	(9)

Non-GAAP Financial income (expense)	$(57)	$(59)	$(87)

NXP Semiconductors

Table 6: Adjusted EBITDA and Free Cash Flow (unaudited)

($ in millions)	Three Months Ended
	Oct. 1, 2017	July 2, 2017	Oct. 2, 2016
Net Income (loss)	$123	$63	$108

Reconciling items to EBITDA
Financial (income) expense	76	75	115
(Benefit) provision for income taxes	(30)	(54)	(44)
Depreciation	157	155	146
Amortization	380	405	380

EBITDA	$706	$644	$705

Reconciling items to adjusted EBITDA
Results of equity-accounted investees	(6)	(34)	(5)
Restructuring 1)	7	2	3
Stock-based compensation	68	67	77
Merger-related costs 1)	42	35	14
Other incidental items 1)	29	16	6

Adjusted EBITDA	$846	$730	$800

Trailing twelve month adjusted EBITDA	$3,116	$3,070	$2,663

1) Excluding depreciation property, plant and equipment and amortization of software related to:
Other incidental items	—	—	(15)

($ in millions)	Three Months Ended
	Oct. 1, 2017	July 2, 2017	Oct. 2, 2016
Net cash provided by (used for) operating activities	$643	$441	$718

Net capital expenditures on property, plant and equipment	(161)	(96)	(98)

Non-GAAP free cash flow	$482	$345	$620
Non-GAAP free cash flow as a percent of Revenue	20%	16%	25%